Exhibit 12.1

CA, Inc.

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal Year					Nine Months Ended December 31, 2011
	2007	2008	2009	2010	2011
Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$95	$762	$1,049	$1,152	$1,209	$1,064

Add: Fixed charges	229	248	191	162	142	73

Total earnings available for fixed charges	$324	$1,010	$1,240	$1,314	$1,351	$1,137

Fixed charges:

Interest expense(1)	$153	$169	$130	$102	$68	$48
Interest portion of rental expense	76	79	61	60	74	25

Total fixed charges	$229	$248	$191	$162	$142	$73

RATIOS OF EARNINGS TO FIXED CHARGES	1.41	4.07	6.49	8.11	9.51	15.58

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness